1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 12, 2010

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒                Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                 No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2010/08/12

Chunghwa Telecom Co., Ltd.

By:	/S/ SHU YEH
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2010/07/14: To announce the procurement of telecommunication equipment

2. Announcement on 2010/07/15: To announce the procurement of telecommunication equipment

3. Announcement on 2010/07/21: To announce the procurement of Hicloud Cloud Service Servers etc.

4. Announcement on 2010/07/26: The amendment of Annual Report 2009

5. Announcement on 2010/07/27: To announce the financial forecast of the 3rd quarter of 2010

6. Announcement on 2010/07/27: The Board approves to establish a wholly owned overseas subsidiary in mainland China

7. Announcement on 2010/07/27: To announce the record date for dividend distribution

8. Announcement on 2010/08/04: Announce Supreme Administrative Court judged CHT should pay land usage fee to Kaohsiung City Government

9. Announcement on 2010/08/10: The Company announces its unaudited revenue for July 2010

10. Announcement on 2010/08/10: July 2010 sales

EXHIBIT 1

To announce the procurement of telecommunication equipment

Date of events: 2010/07/14

Contents:

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): FTTx Broadband Remote Access Server etc.

2. Date of the occurrence of the event:2009/07/15~2010/07/14

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:NT$524,806,687

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Nokia Siemens Networks Taiwan Co., Ltd.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount):In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: Network deployment

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 2

To announce the procurement of telecommunication equipment

Date of events: 2010/07/15

Contents:

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): HiNet Traffic Management Device etc.

2. Date of the occurrence of the event:2009/07/16~2010/07/15

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:NT$528,476,268

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): SYSCOM COMPUTER ENGINEERING CO.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount):In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: ISP deployment

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

EXHIBIT 3

To announce the procurement of Hicloud Cloud Service Servers etc.

Date of events: 2010/07/21

Contents:

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Hicloud Cloud Service Servers etc.

2. Date of the occurrence of the event:2009/07/22~2010/07/21

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:NT$303,585,840

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Chunghwa System Integration Co., Ltd, Chunghwa’s subsidiary

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: The reason for choosing the related party as trading counterpart is in accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8.Terms of delivery or payment (including payment period and monetary amount):In accordance with the contract.

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: N/A

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12.Is the appraisal report price a limited price or specific price?: N/A

13.Has an appraisal report not yet been obtained?: N/A

14.Reason an appraisal report has not yet been obtained: N/A

15.Broker and broker’s fee: N/A

16.Concrete purpose or use of the acquisition or disposition: Network deployment

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

EXHIBIT 4

The amendment of Annual Report 2009

Date of events: 2010/07/26

Contents:

1. Date of occurrence of the event: 2010/07/26

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: To amend the Annual Report 2009 on pages 18, 19, 26, 27, 28, 29, 34 and 106.

6. Countermeasures: The amendment of annual report was uploaded to Market Observation Post System.

7. Any other matters that need to be specified: None

EXHIBIT 5

To announce the financial forecast of the 3rd quarter of 2010

Date of events: 2010/07/27

Contents:

1. Fiscal year of the financial forecast: 3Q10

2. Type of financial forecast: Condensed

3. Date of board of directors resolution: 2010/07/27

4. Date of preparation, correction, or updating of the financial forecast: 2010/07/08

5. Reason for preparation of the financial forecast: Voluntary publicity

6. Reason for the correction or update and monetary amount affected: N/A

7. Any other matters that need to be specified: These projections are based on a number of estimates and assumptions and are inherently subject to significant uncertainties and contingencies.

EXHIBIT 6

The Board approves to establish a wholly owned overseas subsidiary in mainland China

Date of events: 2010/07/27

Contents:

1. Date of occurrence of the event: 2010/07/27

2. Method of the present increase (decrease) in investment: To invest through newly-established overseas holding company

3. Transaction volume, price per unit, and total monetary amount of the transaction: NA

4. Company name of the invested mainland Chinese company: To be decided

5. Paid- in capital of said invested mainland Chinese company: NA

6. Amount of new capital increment currently planned by said invested mainland Chinese company: with a maximum amount of US$6mn

7. Main business items of said invested mainland Chinese company: ICT (Information Communication Technology) services

8. Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: NA

9. Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: NA

10. Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: NA

11. Amount of actual investment to date in said invested mainland Chinese company: NA

12. Counterparty to the transaction and its relationship to the Company: NA

13. Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: NA

14. Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: NA

15. Gain (or loss) on disposal: NA

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: NA

17. The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Board meeting

18. Broker: NA

19. Concrete purpose of the acquisition or disposal: Long-term investment

20. Do the directors have any objection to the present transaction?: None

21. Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$1mn

22. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 0.032%

23. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 0.007%

24. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 0.008%

25. Total amount of actual investment in the mainland China area to date: US$670,000

26. Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 0.022%

27. Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 0.005%

28. Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 0.005%

29. Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: None

30. Amount of profit remitted back to Taiwan for the most recent three fiscal years: None

31. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32. Any other matters that need to be specified: None

EXHIBIT 7

To announce the record date for dividend distribution

Date of events: 2010/07/27

Contents:

1. Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company: 2010/07/27

2. Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-dividend

3. Type and monetary amount of dividend distribution: To be distributed with cash dividend of NT$4.06 per share

4. Ex- rights (ex-dividend) trading date: 2010/08/12

5. Last date before book closure: 2010/08/14

6. Book closure starting date: 2010/08/15

7. Book closure ending date: 2010/08/19

8. Ex- rights (ex-dividend) record date: 2010/08/19

9. Any other matters that need to be specified: Owing to the last date before book closure, Aug. 14, 2010 is a holiday, the book will be closed at 17:00 pm, April 13, 2010 in practice. Cash dividend is expected to be distributed on Sep. 10, 2010.

EXHIBIT 8

Announce Supreme Administrative Court judged CHT should pay land usage fee to Kaohsiung City Government

Date of events: 2010/08/03

Contents:

1. Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents: CHT, Kaohsiung City Government, Supreme Administrative Court

2. Date of occurrence of the event: 2010/08/03

3. Background and circumstances of the matter (including the property/subject matter under dispute): Supreme Administrative Court judged the Company should pay land usage fee totaled NT$428,360,075.

4. Course and progression of handling of the matter: Kaohsiung City Government requested to pay land usage fee totaled NT$467,097,515 for year 2002 thru 2004. Through appeals and administrative proceedings, the case was brought in a verdict in July 22nd, 2010.

5. Effect on company finances and business and estimated monetary amount of the effect: NT$428,362,075

6. Countermeasures and status of amelioration: None

7. Any other matters that need to be specified: The Company recognized NT$428,362,075 in the fiscal year 2008; therefore, there is no impact to the net profit of year 2010.

EXHIBIT 9

The Company announces its unaudited revenue for July 2010

Date of events: 2010/08/10

Contents:

1. Date of occurrence of the event: 2010/08/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of July 2010, total revenue increased by 1.1% year-over-year to NT$15.36 billion. Operating income for the month was NT$4.80 billion, net income NT$4.05 billion, EPS NT$0.42. For the first seven months this year, total revenue increased by 1.6% year-over-year to NT$107.13 billion, operating income was NT$33.88 billion, net income NT$29.09 billion, EPS NT$3.00.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 10

Chunghwa Telecom

August 10, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2010

1)	Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%

Jul	Invoice amount	16,795,403	16,890,867	(-) 95,464	(-) 0.57%

Jan-Jul	Invoice amount	117,613,073	116,272,514	(+) 1,340,559	(+) 1.15%

Jul	Net sales	15,357,996	15,186,445	(+) 171,551	(+) 1.13%

Jan-Jul	Net sales	107,130,651	105,487,863	(+) 1,642,788	(+) 1.56%

b	Trading purpose : None